APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Drewrys Company

Balance Sheet (Unaudited)

	PRIOR **12/31/19**	MOST RECENT **12/31/20**	YTD **08/31/21**
Cash and equivalent	$1,756.15	$86.00	$458.00
Accounts Receivable	$0.00	$0.00	$0.00
Inventory – Finished Goods/Beer and Spirits	$0.00	$0.00	$11,804.26
Inventory – Packaging Materials	$0.00	$1,634.35	$4,427.57
Total Current Assets	**$1,756.15**	**$1,720.35**	**$16,689.83**
Balan			
Packaging design and IP	$43,100.00	$48,560.00	$52,760.00
Trademarks	$1,440.00	$1,440.00	$1,440.00
Total Assets	**$46,296.15**	**$51,720.35**	**$70,889.83**
Accounts Payable and Accrued liabilities	$0.00	$0.00	$0.00
Note payable	$0.00	$0.00	$0.00
Total Current Liabilities	**$0.00**	**$0.00**	**$0.00**
Advances from related party (Principal shareholder)	$27,063.89	$33,488.39	$55,001.56
Common Stock, no par value	$457,550.38	$457,550.38	$457,550.38
Deficit accumulated	-$438,318.12	-$439,318.12	-$441,662.11
Total shareholders equity	$46,296.15	$51,720.65	$70,889.83
Total Liabilities and Stockholders' Equity	**$46,296.15**	**$51,720.65**	**$70,889.83**

Drewrys Company

INCOME STATEMENT (Unaudited)

	PRIOR 12/31/19	MOST RECENT 12/31/20	YTD 08/31/21
Sales Revenue	$0.00	$1,500.00	$6,428.10
Cost of Goods	$0.00	$0.00	-$5,785.29
Net Sales	**$0.00**	**$1,500.00**	**$642.81**
Expenses:			
Taxes & Licenses	$0.00	$301.00	$1,240.50
Professional Fees	$0.00	$0.00	$1,246.30
Miscellaneous	$0.00	$1,951.00	$0.00
Other	$0.00	$0.00	$0.00
Total Expenses	**$0.00**	**$2,252.00**	**$2,486.80**
Net Profit (Loss) Before Income Tax	$0.00	-$752.00	-$1,843.99

I, Francis Manzo, certify that:

1. The financial statements of Drewrys Company included in this Form are true and complete in all material respects; and
2. The tax return information of Drewrys Company included in this Form reflects accurately the information reported on the tax return for Drewrys Company for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Francis Manzo*

Name: Francis Manzo

Title: President